-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
[ ] Check this box if no                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
    longer subject to                                                                                   |Expires: December 31, 2001|
    Section 16. Form 4 or                                                                               |Estimated average burden  |
    Form 5 obligations may  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     |hours per response.....0.5|
    continue. See               Section 17(a) of the Public Utility Holding Company Act of 1935 or      ----------------------------
    Instruction 1(b)                     Section 30(f) of the Investment Company Act 1940

(Print or Type response)
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|    Compaq Computer Corporation         |     CMGI, INC    ("CMGI")                      |                                        |
|                                        |                                                |   Director            X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|    20555 State Highway 249             |  (Voluntary)          |      October 1999      |                                        |
|                                        |                       |                        |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|    Houston   TX               77070    |                       |                        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Transac-|4.Security Acquired (A) or   |5.Amount of      |6.Owner-|7.Nature of      |
|  (Instr. 3)                   |  tion Date |tion Code |  Disposed of (D)            |  Securities     |Ship Fo-|  Indirect       |
|                               |(Month/Day/ |(Instr.8) |  (Instr. 3, 4 and 5)        |  Beneficially   |rm: Dir-|  Beneficial     |
|                               | Year)      |----------|-----------------------------|  Owned at End of|ect (D) |  Ownership      |
|                               |            |    |     |              |    |         |  Month (Instr.  |or Indi-|  (Instr. 4)     |
|                               |            |    |     |              |    |         |  3 and 4)       |rect (I)|                 |
|                               |            |    |     |              |(A) |         |                 |(Instr. |                 |
|                               |            |Code| V   |    Amount    |(D) |  Price  |                 |4)      |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
| Common Stock                  | 10/28/99   |J(1)|     | 1,809,045    | A  |  (1)    |  20,804,020     | I(2)   |      (2)        |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
| Preferred Stock               | 10/28/99   |J(1)|     | 1,8090.45    | D  |  (1)    |  0              |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)
**The  reporting  person  disclaims  beneficial  ownership  of  the  reported securities.

                                                     (Print or type responses)

FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
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|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of        |6.Date     |7.Title and Amount |8.Price of|9.Number  |10.     |11.Nature |
|Derivative|sion or  |Tran-|  saction|  Derivative       |Exercisable|  of Underlying    |Derivative|  of      |Ownersh-|   of     |
|Security  |Exercise |sact-|  Code   |  Securities       |and        |  Securities       |Security  |Derivative|ip Form |Indirect  |
|(Instr. 3)|Price of |ion  |(Instr.8)|  Acquired (A) or  |Expiration |  (Instr. 3 and 4) |(Instr. 5)|Securities|of Deri-|Beneficial|
|          |Deriva-  |Date(|         |  Disposed of (D)  |Date       |                   |          |Benefi-   |vative  |Ownership |
|          |tive     |Month|         |  (Instr. 3, 4 an  |(Month/Day/|                   |          |cially    |Security|(Instr. 4)|
|          |Security |/Day/|         |  and 5)           |   Year)   |                   |          |Owned at  |: Direct|          |
|          |         |Year)|         |                   |-----------|-------------------|          |End of    |(D) or  |          |
|          |         |     |         |                   |     |     |         |Amount or|          |Month     |Indirect|          |
|          |         |     |---------|-------------------|Date |Exp. |  Title  |Number of|          |(Instr. 4)|(I) (In-|          |
|          |         |     |Code| V  |   (A)   |   (D)   |Exbl.|Date |         |Shares   |          |          |str. 4) |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
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Explanation of Responses:

(1) Digital Equipment Corporation ("Digital")(a wholly-owned subsidiary of Compaq Computer Corporation) directly owns all of the
CMGI Common and Preferred Stock referred to in this report. Following a duly convened CMGI special stockholder meeting on October
28, 1999, in which a majority of the votes cast were voted in favor of converting the CMGI Series D Preferred Stock into CMGI
Common Stock ,$.01 par value per share, the 18,090.45 shares of CMGI Series D Preferred Stock owned by Digital were converted into 1,809,045 shares of CMGI Common Stock.

(2) Digital owns 20,804,020 shares of CMGI Common Stock directly. Compaq Computer Corporation owns those shares indirectly by virtue of the fact that it is the sole stockholder of Digital.

                                                                               Compaq Computer Corporation
     ***   Intentional misstatements or omissions of facts constitute          /s/  Linda Auwers                          11/05/1999
           Federal Criminal Violations.  See 18 U.S.C. 1001 and                -----------------------------------------  ----------
                                                                               Vice President, Associate General Counsel
                                                                               & Secretary
           15 U.S.C. 78ff(a).                                                  ***Signature of Reporting Person             Date

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (3-99)

                       JOINT FILER INFORMATION


Name:                                  Digital Equipment Corporation

I.R.S. Identification Number:          04-2226590

Address:                               20555 State Highway 249
                                       Houston, TX 77070

Designated Filer:                      Compaq Computer Corporation

Issuer and Ticker Symbol:              CMGI, Inc. ("CMGI")

Statement for Month/Year:              October 1999



 DIGITAL EQUIPMENT CORPORATION



By:  /s/ Linda S. Auwers                    11/05/99
------------------------------------------  --------
     Linda S. Auwers                            Date
     Vice President, Assistant
     Secretary/Assistant Clerk